UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2016

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED DECEMBER 31, 2016

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	December 31, 2016	September 30, 2016
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$613,816	$768,660
Short-term interest-bearing investments	326,508	327,063
Accounts receivable, net	862,000	818,531
Prepaid expenses and other current assets	193,716	186,137

Total current assets	1,996,040	2,100,391
Equipment and leasehold improvements, net	325,275	331,728
Goodwill	2,201,164	2,211,639
Intangible assets, net	252,264	281,527
Other noncurrent assets	414,599	406,070

Total assets	$5,189,342	$5,331,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$143,593	$136,675
Accrued expenses and other current liabilities	655,809	611,705
Accrued personnel costs	254,220	244,299
Short-term financing arrangements	—	200,000
Deferred revenue	167,779	173,331

Total current liabilities	1,221,401	1,366,010
Deferred income taxes and taxes payable	214,796	227,099
Other noncurrent liabilities	282,659	284,685

Total liabilities	1,718,856	1,877,794

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 271,914 and 270,997 issued and 146,692 and 147,134 outstanding, respectively	4,388	4,377
Additional paid-in capital	3,363,340	3,322,789
Treasury stock, at cost 125,222 and 123,863 ordinary shares, respectively	(4,104,746)	(4,024,527)
Accumulated other comprehensive (loss) income	(6,510)	6,095
Retained earnings	4,214,014	4,144,827

Total shareholders’ equity	3,470,486	3,453,561

Total liabilities and shareholders’ equity	$5,189,342	$5,331,355

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended December 31,
	2016	2015
Revenue	$954,727	$921,505
Operating expenses:
Cost of revenue	620,834	595,568
Research and development	59,990	62,487
Selling, general and administrative	124,079	119,548
Amortization of purchased intangible assets and other	28,231	24,367

	833,134	801,970

Operating income	121,593	119,535
Interest and other expense, net	2,763	1,665

Income before income taxes	118,830	117,870
Income taxes	21,037	17,028

Net income	$97,793	$100,842

Basic earnings per share	$0.67	$0.67

Diluted earnings per share	$0.66	$0.66

Cash dividends declared per ordinary share	$0.195	$0.170

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2016	2015
Net income	$97,793	$100,842
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(11,286)	5,147
Net change in fair value of available-for-sale securities(2)	(1,319)	(1,015)

Other comprehensive (loss) income, net of tax	(12,605)	4,132

Comprehensive income	$85,188	$104,974

(1)	Net of tax benefit (expense) of $4,504 and $(983) for the three months ended December 31, 2016 and 2015, respectively.
(2)	Net of tax benefit of $4 and $10 for the three months ended December 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2016	2015
Cash Flow from Operating Activities:
Net income	$97,793	$100,842
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	57,552	51,127
Equity-based compensation expense	14,261	12,970
Deferred income taxes	7,355	(10,597)
Excess tax benefit from equity-based compensation	(912)	(2,868)
(Gain) loss from short-term interest-bearing investments	(194)	140
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(42,555)	(7,783)
Prepaid expenses and other current assets	(1,969)	(13,017)
Other noncurrent assets	(22,774)	4,518
Accounts payable, accrued expenses and accrued personnel	68,226	59,354
Deferred revenue	(6,913)	(9,304)
Income taxes payable, net	(1,386)	10,267
Other noncurrent liabilities	(456)	3,194

Net cash provided by operating activities	168,028	198,843

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(41,736)	(38,253)
Proceeds from sale of short-term interest-bearing investments	67,140	100,910
Purchase of short-term interest-bearing investments	(67,714)	(103,599)
Other	3,733	(332)

Net cash used in investing activities	(38,577)	(41,274)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(220,000)
Repurchase of shares	(80,219)	(99,964)
Proceeds from employee stock option exercises	23,705	15,546
Payments of dividends	(28,693)	(25,697)
Excess tax benefit from equity-based compensation	912	2,868
Other	—	(2)

Net cash used in financing activities	(284,295)	(327,249)

Net decrease in cash and cash equivalents	(154,844)	(169,680)
Cash and cash equivalents at beginning of period	768,660	1,035,573

Cash and cash equivalents at end of period	$613,816	$865,893

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$12,538	$15,184
Interest	404	347

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, Pay TV, entertainment and media industry service providers, in developed countries and emerging markets. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading wireless, wireline, broadband, cable and satellite service providers throughout the world.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2016, set forth in the Company’s Annual Report on Form 20-F filed on December 12, 2016 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In January 2017, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, to simplify the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. As such, goodwill impairment will represent the excess of a reporting unit’s carrying amount over its fair value. This ASU will be effective for the Company’s annual or any interim goodwill impairment tests in fiscal year 2021 and thereafter.

In January 2017, the FASB issued an ASU that revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU will be effective for the Company with respect to transactions occurring on or after October 1, 2018 and early adoption is permitted.

In November 2016, the FASB issued an ASU, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2019, and early adoption is permitted. The Company currently expects adoption of this ASU will not have a material impact on its statement of cash flows.

In October 2016, as part of its simplification initiative aimed at reducing complexity in accounting standards, the FASB issued an ASU, which removes the prohibition in the current authoritative guidance for accounting for income taxes against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU will be effective for the Company on October 1, 2018, and early adoption in the first interim period of a fiscal year is permitted. The Company currently expects adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company currently expects adoption of this ASU will not have a material impact on its statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for the Company on October 1, 2017, and early adoption is permitted. The Company is currently evaluating the effect that adoption of this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for the Company beginning in the first quarter of fiscal 2020, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company expects adoption of this ASU may result in changes in its financial statements presentation but will not affect the content of its consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for the Company with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption for fiscal years beginning after December 15, 2016, is permitted. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. The Company is evaluating the methods and timing of its adoption, as well as the effect that adoption of the new revenue standard will have on its consolidated financial statements.

3. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and September 30, 2016:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$194,607	$—	$—	$194,607
Corporate bonds	—	98,130	—	98,130
U.S. government treasuries	96,242	—	—	96,242
U.S. agency securities	—	54,080	—	54,080
Commercial paper and certificates of deposit	—	41,612	—	41,612
Asset backed obligations	—	29,470	—	29,470
Supranational and sovereign debt	—	9,232	—	9,232

Total available-for-sale securities	290,849	232,524	—	523,373

Derivative financial instruments, net	—	1,240	—	1,240

Other liabilities	—	—	(23,915)	(23,915)

Total	$290,849	$233,764	$(23,915)	$500,698

	As of September 30, 2016
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$449,288	$—	$—	$449,288
Corporate bonds	—	96,154	—	96,154
U.S. government treasuries	105,513	—	—	105,513
U.S. agency securities	—	48,393	—	48,393
Commercial paper and certificates of deposit	—	42,498	—	42,498
Asset backed obligations	—	30,194	—	30,194
Supranational and sovereign debt	—	8,342	—	8,342

Total available-for-sale securities	554,801	225,581	—	780,382

Derivative financial instruments, net	—	16,067	—	16,067

Other liabilities	—	—	(24,597)	(24,597)

Total	$554,801	$241,648	$(24,597)	$771,852

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three months ended December 31, 2016. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of December 31, 2016 and September 30, 2016.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

4. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$194,607	$—	$—	$194,607
Corporate bonds	98,453	83	406	98,130
U.S. government treasuries	96,450	—	208	96,242
U.S. agency securities	54,209	—	129	54,080
Asset backed obligations	41,612	—	—	41,612
Commercial paper and certificates of deposit	29,494	—	24	29,470
Supranational and sovereign debt	9,298	—	66	9,232

Total(1)	$524,123	$83	$833	$523,373

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of December 31, 2016, $326,508 of securities were classified as short-term interest-bearing investments and $196,865 of securities were classified as cash and cash equivalents.

	As of September 30, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$449,288	$—	$—	$449,288
Corporate bonds	95,852	339	37	96,154
U.S. government treasuries	105,377	151	15	105,513
U.S. agency securities	48,339	69	15	48,393
Asset backed obligations	30,121	73	—	30,194
Commercial paper and certificates of deposit	42,498	—	—	42,498
Supranational and sovereign debt	8,334	8	—	8,342

Total(2)	$779,809	$640	$67	$780,382

(2)	As of September 30, 2016, $327,063 of securities were classified as short-term interest-bearing investments and $453,319 of securities were classified as cash and cash equivalents.

As of December 31, 2016, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in the three months ended December 31, 2016 and 2015. Realized gains and losses on available-for-sale securities are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

As of December 31, 2016, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$309,743
1 to 2 years	108,090
2 to 3 years	91,710
3 to 4 years	5,920
Thereafter	7,910

$523,373

5. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $5,595 as of December 31, 2016. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of December 31, 2016. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of December 31, 2016 for forward contracts, and based on spot rates as of December 31, 2016 for options.

Notional Value*
Foreign exchange contracts	$1,307,686

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 3 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of December 31, 2016 and September 30, 2016, is as follows:

	As of
	December 31, 2016	September 30, 2016
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$3,768	$12,780
Other noncurrent assets	1,572	4,545
Accrued expenses and other current liabilities	(3,659)	(501)
Other noncurrent liabilities	(1,017)	(367)

	664	16,457
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	5,155	3,516
Accrued expenses and other current liabilities	(4,579)	(3,906)

	576	(390)

Net fair value	$1,240	$16,067

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of December 31, 2016 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three months ended December 31, 2016 and 2015, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive (Loss) Income (Effective Portion) Three months ended December 31,
	2016	2015
Line item in consolidated statements of income:
Revenue	$(56)	$353
Cost of revenue	968	(944)
Research and development	163	(283)
Selling, general and administrative	155	(490)

Total	$1,230	$(1,364)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Three months ended December 31,
	2016	2015
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$12,514	$(12,152)
Changes in fair value of cash flow hedges, net of tax	(10,318)	3,939
Reclassification of net (gains) losses into earnings, net of tax	(968)	1,208

Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$1,228	$(7,005)

Net (losses) gains from cash flow hedges recognized in other comprehensive (loss) income were $(14,560) and $4,766, or $(10,318) and $3,939 net of taxes, during the three months ended December 31, 2016 and 2015, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of December 31, 2016, a net gain of $584 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three months ended December 31, 2016 and 2015, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three months ended December 31, 2016 and 2015, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income Three months ended December 31,
	2016	2015
Line item in consolidated statements of income:
Revenue	$—	$(75)
Cost of revenue	(2,670)	(592)
Research and development	(356)	13
Selling, general and administrative	(661)	(59)
Interest and other expense, net	8,051	2,354
Income taxes	649	(57)

Total	$5,013	$1,584

6. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	December 31, 2016	September 30, 2016
Accounts receivable — billed	$754,559	$723,921
Accounts receivable — unbilled	148,364	134,122
Less-allowances	(40,923)	(39,512)

Accounts receivable, net	$862,000	$818,531

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2016	September 30, 2016
Project-related provisions	$225,950	$208,357
Taxes payable	48,171	38,430
Dividends payable	28,606	28,693
Derivative instruments	8,238	4,407
Other	344,844	331,818

Accrued expenses and other current liabilities	$655,809	$611,705

8. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended December 31,
	2016	2015
Current	$13,682	$27,625
Deferred	7,355	(10,597)

Income taxes	$21,037	$17,028

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended December 31,
	2016	2015
Statutory Guernsey tax rate	0%	0%
Foreign taxes	17.7	14.4

Effective income tax rate	17.7%	14.4%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

Foreign taxes in the three months ended December 31, 2016 included $5,307 of deferred income tax expense as a result of enacted changes in tax laws or rates. Foreign taxes in the three months ended December 31, 2016 also included a benefit of $7,986 due to conclusions of tax audits in certain jurisdictions, which resulted in a reduction to the Company’s provision for gross unrecognized tax benefits.

As of December 31, 2016, deferred tax assets of $90,703, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $185,544 as of December 31, 2016, all of which would affect the effective tax rate if realized.

As of December 31, 2016, the Company had accrued $25,953 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,
	2016	2015
Numerator:
Net income	$97,793	$100,842
Less-net income and dividends attributable to participating restricted shares	(818)	(987)

Numerator for basic earnings per common share	$96,975	$99,855

Add-undistributed income allocated to participating restricted shares	578	737
Less-undistributed income reallocated to participating restricted shares	(572)	(725)

Numerator for diluted earnings per common share	$96,981	$99,867

Denominator:
Weighted average number of shares outstanding — basic	146,817	150,631
Less- weighted average number of participating restricted shares	(1,228)	(1,476)

Weighted average number of common shares — basic	145,589	149,155

Effect of assumed conversion of 0.5% convertible notes	—	9
Effect of dilutive stock options granted	1,565	2,413

Weighted average number of common shares — diluted	147,154	151,577

Basic earnings per common share	$0.67	$0.67

Diluted earnings per common share	$0.66	$0.66

For the three months ended December 31, 2016 and 2015, 1,695 and 909 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

10. Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The current share repurchase plan, adopted by the Company’s Board of Directors on February 2, 2016, authorizes the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. In the three months ended December 31, 2016, the Company repurchased approximately 1,359 ordinary shares at an average price of $59.01 per share (excluding broker and transaction fees). As of December 31, 2016, the Company had remaining authority to repurchase up to $516,576 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

11. Financing Arrangements

In September 2016, the Company borrowed an aggregate of $200,000 under its unsecured $500,000 five-year revolving credit facility with a syndicate of banks and repaid it in October 2016. As of December 31, 2016, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of December 31, 2016, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $59,188. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

12. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

During the three months ended December 31, 2016, the Company granted 294 restricted shares and options to purchase 971 ordinary shares. The weighted average fair values associated with these grants were $58.55 per restricted share and $7.57 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three months ended December 31, 2016 and 2015 was as follows:

	Three Months Ended
	December 31, 2016	December 31, 2015
Cost of revenue	$4,998	$4,124
Research and development	899	842
Selling, general and administrative	8,364	8,004

Total	$14,261	$12,970

As of December 31, 2016, there was $50,055 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

13. Dividends

The Company’s Board of Directors declared the following dividends during the three months ended December 31, 2016 and 2015:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017
November 10, 2015	$0.170	December 31, 2015	$25,565	January 15, 2016

The amounts payable as a result of the November 8, 2016 and November 10, 2015 declarations were included in accrued expenses and other current liabilities as of December 31, 2016 and 2015, respectively.

On February 1, 2017, the Company’s Board of Directors approved the next quarterly dividend payment and set March 31, 2017 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 14, 2017. On January 27, 2017, at the annual general meeting of shareholders, the Company’s shareholders approved an increase in the rate of the quarterly cash dividend from $0.195 per share to $0.22 per share. As a result, the April 14, 2017 cash dividend will be paid at the increased rate of $0.22 per share.

14. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is currently defending a lawsuit against certain of its subsidiaries in Oregon District Court alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. The Company intends to continue to vigorously defend against the allegations set forth in the complaint. At this stage, the Company cannot determine that a loss amount is probable and is unable to reasonably estimate the ultimate outcome of the above suit, therefore no amounts have been accrued related to the outcome of the suit above.

The Company generally offers its products with a limited warranty for a period of 90 days or more. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the three months ended December 31, 2016 and 2015.

The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2016, filed on December 12, 2016 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, Pay TV, entertainment and media industry service providers in developed countries and emerging markets. We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS), open network solutions and big data analytics to enable service providers to efficiently and cost-effectively introduce new products and services, such as mobile financial services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by our clients continued transformation into digital service providers that provide wireless access services, content and apps on any device through digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of interaction and across all channels.

Amdocs CES (customer experience solutions) enables service providers to respond to the multidimensional digital interaction demands of customers, as a result of which service providers are expected to offer innovative and personalized services that are delivered consistently across channels and with a seamless network experience. Released in the first quarter of fiscal year 2017, Amdocs CES 10.1 spans BSS, OSS, open network solutions and big data analytics (including technologies that we acquired in connection with our recent Vindicia, Brite:Bill and Pontis acquisitions) to enable service providers to accelerate digital capabilities, increase agility, reduce total cost of ownership and progress their network functions virtualization (NFV) transformation journey. In the fourth quarter of fiscal year 2016, Amdocs launched Amdocs Optima, a converged, multi-tenant digital customer management and commerce platform. It serves midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, as well as digital enterprises and can be deployed on premise or in the cloud. In the fourth quarter of fiscal year 2016, we released Amdocs Kenan 4.0, introducing new features and extending core billing, order management and revenue management functionality for fast, reliable and secure monetization of any service. Released in the first quarter of fiscal year 2017, Amdocs C1 4.0 introduced additional capabilities for the omni-channel experience, operational efficiency, enhanced data monetization and performance improvement.

We also offer entertainment and media products and services for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers. These offerings enable the management of media and advertising selling, fulfillment, operations, advertiser and consumer experiences and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In the three months ended December 31, 2016, customers in North America accounted for 65.8% of our revenue, while customers in Europe and the rest of the world accounted for 12.4% and 21.8%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $494.2 million and $487.6 million in the three months ended December 31, 2016 and 2015, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time.

Recent Accounting Standards

In January 2017, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, to simplify the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. As such, goodwill impairment will represent the excess of a reporting unit’s carrying amount over its fair value. This ASU will be effective for our annual or any interim goodwill impairment tests in fiscal year 2021 and thereafter.

In January 2017, the FASB issued an ASU that revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU will be effective for us with respect to transactions occurring on or after October 1, 2018 and early adoption is permitted.

In November 2016, the FASB issued an ASU, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU will be effective for us beginning in the first quarter of fiscal year 2019, and early adoption is permitted. We currently expect adoption of this ASU will not have a material impact on our statement of cash flows.

In October 2016, as part of its simplification initiative aimed at reducing complexity in accounting standards, the FASB issued an ASU which removes the prohibition in the current authoritative guidance for accounting for income taxes against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU will be effective for us on October 1, 2018, and early adoption in the first interim period of a fiscal year is permitted. We currently expect adoption of this ASU will not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for us on October 1, 2018, and early adoption is permitted. We currently expect adoption of this ASU will not have a material impact on our statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for us beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for us on October 1, 2017, and early adoption is permitted. We are currently evaluating the effect that adoption of this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for us beginning in the first quarter of fiscal 2020, must be adopted using a modified retrospective method and its early adoption is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for us on October 1, 2018, and early adoption is permitted. We expect adoption of this ASU may result in changes in our financial statements presentation but will not affect the content of our consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for us with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption for fiscal years beginning after December 15, 2016, is permitted. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. We are evaluating the methods and timing of our adoption, as well as the effect that adoption of the new revenue standard will have on our consolidated financial statements.

Results of Operations

The following table sets forth for the three months ended December 31, 2016 and 2015, certain items in our consolidated statements of income reflected as a percentage of revenue:

	Three months ended December 31,
	2016	2015
Revenue	100.0%	100.0%
Operating expenses:
Cost of revenue	65.0	64.6
Research and development	6.3	6.8
Selling, general and administrative	13.0	13.0
Amortization of purchased intangible assets and other	3.0	2.6

	87.3	87.0

Operating income	12.7	13.0
Interest and other expense, net	(0.3)	(0.2)

Income before income taxes	12.4	12.8
Income taxes	2.2	1.9

Net income	10.2%	10.9%

Three Months Ended December 31, 2016 and 2015

The following is a tabular presentation of our results of operations for the three months ended December 31, 2016 compared to the three months ended December 31, 2015. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended December 31,		Increase (Decrease)
	2016	2015	Amount	%
	(in thousands)
Revenue	$954,727	$921,505	$33,222	3.6%
Operating expenses:
Cost of revenue	620,834	595,568	25,266	4.2
Research and development	59,990	62,487	(2,497)	(4.0)
Selling, general and administrative	124,079	119,548	4,531	3.8
Amortization of purchased intangible assets and other	28,231	24,367	3,864	15.9

	833,134	801,970	31,164	3.9

Operating income	121,593	119,535	2,058	1.7
Interest and other expense, net	2,763	1,665	1,098	65.9

Income before income taxes	118,830	117,870	960	0.8
Income taxes	21,037	17,028	4,009	23.5

Net income	$97,793	$100,842	$(3,049)	(3.0)%

Revenue. Revenue increased by $33.2 million, or 3.6%, to $954.7 million in the three months ended December 31, 2016, from $921.5 million in the three months ended December 31, 2015. The increase in revenue was attributable to increased activity in North America partially offset by lower revenue from Europe and the rest of the world. The 3.6% increase in revenue, which was net of a decrease of approximately half a percent from foreign exchange fluctuations, was also positively affected by activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016.

Revenue attributable to the sale of customer experience solutions increased by $43.5 million, or 4.9%, to $937.9 million in the three months ended December 31, 2016, from $894.4 million in the three months ended December 31, 2015. The increase in revenue was attributable to increased activity in North America partially offset by lower revenue from Europe and the rest of the world. Revenue resulting from the sale of customer experience solutions represented 98.2% and 97.1% of our total revenue in the three months ended December 31, 2016 and 2015, respectively.

Revenue attributable to the sale of directory systems decreased by $10.3 million, or 38.0%, to $16.8 million in the three months ended December 31, 2016, from $27.1 million in the three months ended December 31, 2015. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2017. Revenue from the sale of directory systems represented 1.8% and 2.9% of our total revenue in the three months ended December 31, 2016 and 2015, respectively.

In the three months ended December 31, 2016, revenue from customers in North America, Europe and the rest of the world accounted for 65.8%, 12.4% and 21.8%, respectively, of total revenue, compared to 62.6%, 14.0% and 23.4%, respectively, in the three months ended December 31, 2015. The increase in the percentage of revenue from customers in North America was primarily attributable to increased activity with AT&T. The decrease in revenue from customers in Europe was primarily attributable to negative impact from foreign exchange fluctuations. Revenue from customers in the rest of the world decreased as a percentage of total revenue mainly as a result of a slowdown in our activity in Latin America due to the regional economic situation and lengthy decision-making cycles.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $25.3 million, or 4.2%, to $620.8 million in the three months ended December 31, 2016, from $595.6 million in the three months ended December 31, 2015. As a percentage of revenue, cost of revenue increased to 65.0% in the three months ended December 31, 2016, from 64.6% in the three months ended December 31, 2015. The decrease in the gross margin in the three months ended December 31, 2016 was primarily attributable to our activity outside of our established markets, which are primarily in North America, where we continued our penetration efforts in order to expand our business into those markets.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $2.5 million, or 4.0%, to $60.0 million in the three months ended December 31, 2016, from $62.5 million in the three months ended December 31, 2015. Research and development expense decreased as a percentage of revenue from 6.8% in the three months ended December 31, 2015, to 6.3% in the three months ended December 31, 2016. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $4.5 million, or 3.8%, to $124.1 million in the three months ended December 31, 2016, from $119.5 million in the three months ended December 31, 2015. The increase in selling, general and administrative expense was primarily attributable to selling and marketing activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended December 31, 2016, increased by $3.9 million to $28.2 million from $24.4 million in the three months ended December 31, 2015. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisitions of Vindicia, Brite:Bill and Pontis, partially offset by timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income increased by $2.1 million, or 1.7%, in the three months ended December 31, 2016, to $121.6 million, or 12.7% of revenue, from $119.5 million, or 13.0% of revenue, in the three months ended December 31, 2015. The decrease in operating income as a percentage of revenue was mainly attributable to the decrease in the gross margin. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, increased from $1.7 million in the three months ended December 31, 2015 to $2.8 million in the three months ended December 31, 2016. The increase in interest and other expense, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for the three months ended December 31, 2016 were $21.0 million on pre-tax income of $118.8 million, resulting in an effective tax rate of 17.7%, compared to 14.4% in the three months ended December 31, 2015. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 8 to our consolidated financial statements.

Net Income. Net income decreased by $3.0 million, or 3.0%, to $97.8 million in the three months ended December 31, 2016, from $100.8 million in the three months ended December 31, 2015. The decrease in net income was attributable to the increase in income taxes coupled with the increase in interest and other expense, net, partially offset by the increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share remained flat at $0.66 from the three months ended December 31, 2015 to the three months ended December 31, 2016 as a result of the decrease in net income, which was offset by the decrease in the diluted weighted average number of shares outstanding.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $940.3 million as of December 31, 2016, compared to $895.7 million as of September 30, 2016. The increase was mainly attributable to $168.0 million in positive cash flow from operations and $23.7 million of proceeds from stock option exercises, partially offset by $80.2 million used to repurchase our ordinary shares, $41.7 million for capital expenditures, net, and $28.7 million of cash dividend payment. Net cash provided by operating activities amounted to $168.0 million and $198.8 million in the three months ended December 31, 2016 and 2015, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next twelve months.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, corporate bonds, U.S. government treasuries and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the three months ended December 31, 2016 and 2015, we did not recognize any credit losses. Please see Notes 3 and 4 to the consolidated financial statements.

Revolving Credit Facility, Letters of Credit, Guarantees and Contractual Obligations. In September 2016, we borrowed an aggregate of $200.0 million under our unsecured $500 million revolving credit facility with a syndicate of banks and repaid it in October 2016. As of December 31, 2016, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of December 31, 2016, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $59.2 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for our non-cancelable operating leases, long-term debt, purchase obligations, pension funding and unrecognized tax benefits summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016, filed on December 12, 2016 with the SEC. Since September 30, 2016, there have been no material changes in our aggregate contractual obligations.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $41.7 million in the three months ended December 31, 2016 and were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. The current share repurchase plan, adopted by our Board of Directors on February 2, 2016, authorizes the repurchase of up to $750.0 million of the Company’s outstanding ordinary shares with no expiration date. In the three months ended December 31, 2016, we repurchased approximately 1.4 million ordinary shares at an average price of $59.01 per share (excluding broker and transaction fees). As of December 31, 2016, we had remaining authority to repurchase up to $516.6 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during the three months ended December 31, 2016 and 2015:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
November 8, 2016	$0.195	December 30, 2016	$28.6	January 14, 2017
November 10, 2015	$0.170	December 31, 2015	$25.6	January 15, 2016

On February 1, 2017, our Board of Directors approved the next quarterly dividend payment and set March 31, 2017 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 14, 2017. On January 27, 2017, at the annual general meeting of shareholders, our shareholders approved an increase in the rate of the quarterly cash dividend from $0.195 per share to $0.22 per share. As a result, the April 14, 2017 cash dividend will be paid at the increased rate of $0.22 per share.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the three months ended December 31, 2016 and 2015, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended December 31, 2016 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/16-10/31/16	356,211	$58.95	356,211	$575,774,838
11/01/16-11/30/16	600,881	$58.58	600,881	$540,575,751
12/01/16-12/31/16	402,025	$59.70	402,025	$516,575,781

Total	1,359,117	$59.01	1,359,117	$516,575,781

(1)	Excludes broker and transaction fees.
(2)	In February 2016, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares, which has no expiration date. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2016:

(1)	Form 6-K dated November 9, 2016

(2)	Form 6-K dated December 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 13, 2017